Wehrloom LLC
DBA Wehrloom Honey

257 Willie Colvin Rd
Robbinsville, NC 28771

Wehrloom Honey

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	4,543.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Uncategorized Asset	-3,603.50
Bank Of America Business Card	3,724.80
Credit Card	-9,908.65
First Citizens credit card	44,071.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**34,283.93**
Net cash provided by operating activities	**$38,827.81**
NET CASH INCREASE FOR PERIOD	**$38,827.81**
Cash at beginning of period	116,694.41
CASH AT END OF PERIOD	**$155,522.22**

Wehrloom Honey

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	95,691.57
Default Bank	59,830.65
Total Bank Accounts	**$155,522.22**
Other Current Assets	
Uncategorized Asset	3,603.50
Total Other Current Assets	**$3,603.50**
Total Current Assets	**$159,125.72**
TOTAL ASSETS	**$159,125.72**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Bank Of America Business Card	63,534.69
Credit Card	-15,390.65
First Citizens credit card	102,129.04
Total Credit Cards	**$150,273.08**
Total Current Liabilities	**$150,273.08**
Total Liabilities	**$150,273.08**
Equity	
Opening Balance Equity	27,311.55
Retained Earnings	-23,002.79
Net Income	4,543.88
Total Equity	**$8,852.64**
TOTAL LIABILITIES AND EQUITY	**$159,125.72**

Wehrloom Honey

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Sales	266,932.40
Sales of Product Income	22,598.19
Uncategorized Income	432.26
Total Income	**$289,962.85**
Cost of Goods Sold	
Cost of Goods Sold	52,231.26
Cost of labor - COS	83,228.69
Purchases - COS	176.94
Supplies & Materials - COGS	37,125.69
Total Cost of Goods Sold	**$172,762.58**
GROSS PROFIT	**$117,200.27**
Expenses	
Advertising	1,319.17
Bank Charges	428.64
Dues & Subscriptions	1,321.48
Freight & Delivery	1,817.66
Insurance	4,994.14
Interest Expense	3,812.80
Job Materials	8,785.15
Legal & Professional Fees	1,147.00
Meals and Entertainment	1,873.51
Other General and Admin Expenses	812.60
Rent or Lease	7,695.42
Repair & Maintenance	4,842.31
Shipping and delivery expense	3,122.56
Stationery & Printing	1,071.62
Supplies	6,621.71
Taxes & Licenses	17,441.14
Tools	37.46
Travel	729.57
Travel Meals	226.55
Uncategorized Expense	1,234.91
Utilities	6,525.59
Total Expenses	**$75,860.99**
NET OPERATING INCOME	**$41,339.28**
Other Income	
Loan	60,000.00
Total Other Income	**$60,000.00**
Other Expenses	
Donation	1,041.00
Equipment	179.28
Festival fee	153.00
Fuel/ Vehicle expense	5,337.63
Loan Payment	90,071.89
Penalties & Settlements	12.60
Total Other Expenses	**$96,795.40**
NET OTHER INCOME	**$ -36,795.40**
NET INCOME	**$4,543.88**

NOTE A– ORGANIZATION AND NATURE OF ACTIVITIES

Wehrloom LLC is a LLC formed under the laws of the State of North Carolina in 2013. The Company derives revenue from the sale of honey, skin care products, candles and mead, all of which are manufactured by the company.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work or goods for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2017 and 2018, the Company recorded losses on uncollectible receivables in the amount of $0.

Wehrloom LLC
Notes to Financial Statements
257 Willie Colvin Rd.
Robbinsville NC 28771

Inventory

The Company's inventory includes raw materials, supplies, and completed items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Property and Equipment

The Company capitalizes long–lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight–line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C– LEASES

The Company leases buildings and equipment used by the Company in the ordinary course of business. Obligations associated with buildings or equipment with leases that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

NOTE D– INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States and the State of North Carolina.

NOTE E– NOTES PAYABLE

The Company has notes payable to the Farm Service Agency. The note accrues interest at the rate of 1.375% per annum will be paid off in June of 2020. The Company also has notes payable to Mountain BizWorks. The note accrues interest at the rate of 9% per annum with current remaining balance of $137,698.